[Mirzam Asset Management, LLC Letterhead]

Letter Agreement

______, 2007

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the investment adviser to the Mirzam Capital Appreciation Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

We hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 2.00% of the Fund’s average daily net assets, through July 31, 2009. Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 2.00% expense limitation.

This letter agreement shall be effective as of the date the Fund commences investment operations.

Very truly yours,

Mirzam Asset Management, LLC

By:

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:
Anthony J. Ghoston, President